March 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Alex King Ms. Asia Timmons-Pierce
Re:	Welsbach Technology Metals Acquisition Corp. Response to Staff’s Comment on Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed March 6, 2023 File No. 001-41183

Ladies and Gentlemen:

On behalf of our client, Welsbach Technology Metals Acquisition Corp. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 7, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). In response to the comment (the “Comment”) set forth in the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) via EDGAR with this response letter.

Set forth below is the Company’s response to the Comment. The Staff’s comment is repeated below in bold and is followed by the Company’s response. Page references in the text of this response letter correspond to the page numbers of the Amended Proxy Statement. Capitalized terms used but not defined herein are used herein as defined in the Amended Proxy Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 6, 2023

General

1.	We note your response to prior comment 1, and reissue our comment in part. Please disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the rights, which would expire worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Amended Proxy Statement.

* * *

If you have any questions regarding the Amended Proxy Statement, please contact the undersigned by phone at +65 6994-4701 or via e-mail at tpitrelli@cooley.com.

Very truly yours,

/s/ Timothy Pitrelli

Timothy Pitrelli

cc:	Daniel Mamadou, Chief Executive Officer, Welsbach Technology Metals Acquisition Corp. Christopher Clower, Chief Operating Officer, Welsbach Technology Metals Acquisition Corp.

Dag Arild Valand, Chief Executive Officer, WaveTech Group, Inc.
David Silverman, Partner, Cooley LLP
Eric M. Hellige, Partner, Pryor Cashman LLP
M. Ali Panjwani, Partner, Pryor Cashman LLP